[redacted]

09055962

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47664

FACING PAGE

Information Required of Brokers-Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Santander Investment Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 East 53rd Street
(No. and Street)

New York,	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chandra Boyle — (212) 407-4542
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AB
3/20

Grupo
Santander

AFFIRMATION

I, Chandra Boyle, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Chandra Boyle 2/27/09
Signature Date

Senior Vice President/Fin/Ops Principal
Title

Subscribed and sworn to before me
on this 27th day of February 2009

Angilic Casalduc
Notary Public

ANGILIC CASALDUC
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6187188
Qualified in Richmond County
My Commission Expires May 19, 2012

Santander Investment Securities Inc.
45 East 53rd Street, New York, NY 10022 Telephone: (212) 350-3500 Fax: (212) 350-3535

SANTANDER INVESTMENT SECURITIES INC.
(S.E.C. I.D. No. 8-47664)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity Exchange Act as a
Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Santander Investment Securities Inc.

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Santander Investment Securities Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

SANTANDER INVESTMENT SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 86,093,127
Cash — segregated under federal and other regulations	10,604,180
Receivables from broker-dealers and financial institutions	9,209,218
Receivable from customers	18,589,943
Securities owned — at market value	16,955,638
Receivable from affiliates	2,488,684
Prepaid expenses	4,320,656
Other assets	4,838,117
TOTAL	$ 153,099,563

LIABILITIES AND STOCKHOLDER'S EQUITY

Securities sold, but not yet purchased — at market value	$ 14,733,151
Payable to broker-dealers and financial institutions	17,500,794
Payable to customers	156,894
Bonus accrual and other payables to employees	33,987,682
Accrued expenses and other liabilities	4,004,201
Total liabilities	70,382,722
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	289,999,990
Accumulated deficit	(207,283,159)
Total stockholder's equity	82,716,841
TOTAL	$ 153,099,563

See notes to statement of financial condition.

1. ORGANIZATION

Santander Investment Securities Inc. (the "Company"), a Delaware corporation, is wholly owned by Santander Investment, S.A. (the "Parent"), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Effective March 24, 2008, the Company registered as a futures commission merchant ("FCM") with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association ("NFA").

The Company's business activities include investment banking, institutional sales, and trading of Latin American and European equity and fixed income securities. The Company clears its U.S. transactions through a third-party broker-dealer on an omnibus basis. International transactions are cleared through affiliates and other third parties.

There was no FCM business undertaken during the year ended December 31, 2008 and therefore no related supplemental schedules are included in the report.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company's statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — In preparing the statement of financial condition, management makes estimates and assumptions that may affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. Such estimates include assumptions used in determining the fair value of financial instruments, certain amounts allocated amoug affiliates, income taxes payable and bonus accruals. Actual results could differ from these estimates.

Cash and Cash Equivalents — The Company defines cash and cash equivalents to be highly liquid investments with original maturities of 90 days or less. Cash accounts are held at major money center banks. Cash equivalents consist of overnight automatic cash sweeps in a money market account.

Securities Owned and Securities Sold, But Not Yet Purchased — Securities transactions are recorded on a trade-date basis. Securities owned or securities sold, but not yet purchased, are stated at quoted market values.

Resale and Repurchase Transactions — Securities purchased under agreements to resell ("resale agreements") and sold under agreements to repurchase are recorded as collateralized financing transactions at contractual value, plus accrued interest. The Company's policy is to obtain possession of collateral with market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral when appropriate. The Company has no resale or repurchase agreements as of December 31, 2008.

Receivables From and Payables to Broker-Dealers and Financial Institutions — Receivables from and payables to broker-dealers and financial institutions primarily represent Delivery versus Payment and Receipt versus Payment (DVP/RVP) trades past settlement date. In addition, it includes trade-date versus settlement-date accruals related to the Company's proprietary trading accounts and the net commissions earned on trades settling after year-end.

Receivables From and Payables to Customers — Customer securities transactions are recorded on a settlement-date basis. Receivables from and payables to customers include amounts due on cash and DVP/RVP transactions. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the statement of financial condition.

Securities Borrowed and Securities Loaned Transactions — Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of December 31, 2008, the Company has received securities with a market value of $1,976,303 related to its securities borrowed transactions to satisfy delivery requirements. As of December 31, 2008, the Company had no securities loaned transactions. There were no securities pledged as of December 31, 2008.

Foreign Currency Translation — Assets and liabilities, denominated in foreign currencies, are translated at closing rates of exchange on December 31, 2008.

Fixed Assets — Fixed assets are reported at historical cost, net of accumulated depreciation. Fixed assets of $6,285,275, were fully depreciated at December 31, 2008.

Income Taxes — Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the statement of financial condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

New Accounting Pronouncements — In February 2007, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115*. This statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis. The Company adopted FASB Statement No. 159 on January 1, 2008, and did not elect the Fair Value Option for any of its financial instruments.

In April 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 39-1, *Amendment of FASB Interpretation No. 39* ("FSP FIN 39-1"). FSP FIN 39-1 modifies FIN No. 39, *Offsetting of Amounts Related to Certain Contracts*, and permits companies to offset cash collateral receivables or payables with net derivative positions. FSP FIN 39-1 was effective for the Company on January 1, 2008. The adoption did not have a material effect on the Company's statement of financial condition as it clarified the acceptability of existing market practice.

In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of FASB Statement No. 157 in periods of market dislocation and provides an example to illustrate key considerations for determining the fair value of a financial asset when the market for that asset is not active. FSP FAS 157-3 became effective upon issuance and is applicable for prior periods for which financial statements have not been issued. The clarifying guidance provided in FSP FAS 157-3 did not result in a change to the Company's application of FASB Statement No. 157 and did not have an impact on the statement of financial condition.

3. RECEIVABLES FROM AND PAYABLE TO CUSTOMERS

The amount reported in the statement of financial condition represents balances receivable from and payable to customers in connection with cash and DVP/RVP transactions. The receivables are collateralized by securities held by others for delivery to the Company, the value of which is not reflected in the accompanying statement of financial condition.

4. RECEIVABLES FROM AND PAYABLE TO BROKER-DEALERS AND FINANCIAL INSTITUTIONS

Receivables from broker-dealers and financial institutions include amounts receivable for securities not delivered by the Company to the purchaser by settlement date, proprietary, and customer cash and DVP/RVP transactions cleared through a U.S. broker-dealer on an omnibus basis or through non-U.S. affiliates.

Payable to broker-dealers, and financial institutions primarily includes amounts payable for securities not received by the Company from a seller by settlement date.

Amounts receivable from and payable to broker-dealers, and financial institutions at December 31, 2008, consist of the following:

	Receivables	Payables
Deposits for securities borrowed	$ 2,933,256	$ -
Securities failed-to-deliver/receive	1,426,233	17,323,932
Receivable from/payable to clearing brokers	2,756,517	6,844
Fees and commissions receivable/payable	2,093,212	170,018
	$ 9,209,218	$ 17,500,794

5. FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. This statement establishes, among other things, a framework for measuring fair value and expands disclosure requirements as they relate to fair value measurements. In addition, FASB Statement No. 157 prohibits the use of block discounts when valuing large blocks of securities. The Company adopted the statement on January 1, 2008. The adoption did not have an impact on the Company's statement of financial condition.

Fair Value Hierarchy — In accordance with FASB Statement No. 157, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets

for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded on the statement of financial condition are categorized based on the inputs to the valuation techniques as follows:

Level 1. Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (examples include active exchange-traded equity securities, exchange-traded derivatives, most U.S. Government and agency securities, and certain other sovereign government obligations).

Level 2. Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (restricted stocks); and

b) Quoted prices for identical or similar assets or liabilities in non-active markets (examples include corporate and municipal bonds and Latin American equities, which trade infrequently).

Level 3. Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability (examples include certain private equity investments, certain residential and commercial mortgage-related assets (including loans, securities and derivatives), and long-dated or complex derivatives (including certain equity derivatives and long-dated options on gas and power)).

A review of fair value hierarchy classifications is conducted on a monthly basis.

The following table presents fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned	$ 15,255,638	$ 1,700,000	-	$ 16,955,638
Liabilities:				
Securities sold, but not yet purchased	14,733,151	-	-	14,733,151

6. SECURITIES OWNED AND SOLD, BUT NOT YET PURCHASED

Securities owned and sold, but not yet purchased, consist primarily of equity securities and American Depository Receipts ("ADR") and are stated at fair value.

7. RELATED-PARTY TRANSACTIONS

The Company executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Some of these transactions are denominated in foreign currencies. As of December 31, 2008, the related-party balances were:

Assets:	
Receivable from broker-dealers, and financial institutions	$ 1,663,844
Receivable from customers	2,956,992
Receivable from affiliates	2,488,684
Liabilities:	
Payable to broker-dealers, and financial institutions	$ 14,857,657
Payable to customers	63,538

Subordinated Loan Agreement — The Company has entered into a Revolving Subordinated Loan agreement effective June 11, 2008, approved by FINRA in accordance with Appendix D of SEC Rule 15c3-1, with its ultimate parent, Banco Santander, S.A., not to exceed $200 million in aggregate with a maturity date of June 11, 2011. Any amounts advanced in accordance with this agreement will be considered net capital on the date drawn down. Such amount shall not be considered as equity in the calculation of the Company's Debt/Equity ratio. At December 31, 2008, there were no advances outstanding under this agreement.

8. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, which requires that an asset and liability approach be applied in accounting for income taxes, and that deferred tax assets and liabilities be reflected for temporary differences using tax rates expected to be in effect when such differences reverse.

As of December 31, 2008, the Company's net deferred tax asset is approximately $73.5 million, which is principally related to accrued expenses and federal and state net operating losses of approximately $185 million and $68 million, respectively (computed at a tax rate of 35% for federal and 8.63% for New York State). A full valuation allowance against this deferred tax asset has been established since, in the opinion of management, it is more likely than not that the benefit resulting from this asset will not be realized. The net operating losses carryforward will expire through 2028. The statute of limitations for 2005 through 2008 is open for federal, New York State, and New York City purposes.

The Company adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, effective January 1, 2007. No material uncertain tax positions exist at December 31, 2008.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) (the "Rule") of the Securities Exchange Act of 1934. The Company computes its minimum net capital requirement pursuant to the alternative method of the Rule, which requires net capital of not less than the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $500,000. As a FCM, the minimum net capital requirement in accordance with CFTC rules is to be calculated as the greater of $500,000 or 8% of the domestic and foreign domiciled customer risk maintenance margin/performance bond

requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

Proprietary accounts held at the Company's clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Securities and Exchange Commission ("SEC") Rule 15c3-3.

At December 31, 2008, the Company's regulatory net capital, as defined under SEC and CFTC rules, was $59,836,554 and its regulatory net capital in excess of the minimum required was $59,336,554.

10. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $10,604,180 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

11. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Leases — The Company has a noncancelable operating lease related to office space with a third party. Additionally, there are sublease arrangements with outside parties. The lease and subleases expire on July 31, 2014. These lease agreements, in addition to base rent, are subject to escalation based on certain costs incurred by the landlord.

Minimum future rent and sublease commitments under noncancelable leases at December 31, 2008, are as follows:

Years Ending December 31	Lease Payment Outflow	Sublease Payment Inflows
2009	$ 11,416,875	$ 11,687,841
2010	11,880,000	12,300,583
2011	11,880,000	12,467,250
2012	11,880,000	12,467,250
2013	11,880,000	12,467,250
Thereafter	6,930,000	7,272,563
	$ 65,866,875	$ 68,662,737

Litigation — In the normal course of business, the Company may be subject to litigation. As of December 31, 2008, the Company is a defendant in a civil action arising out of the issuance of various securities. Due to the early stage of the action, management is unable to evaluate the likely outcome and any possible loss cannot be estimated.

Guarantees — In the ordinary course of business, the Company may enter into clearing agreements that contain various guarantees and indemnities that meet the accounting definition of guarantee under FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB Statement Nos. 5, 57, and 107 and rescission of FASB Interpretation No. 34*. The Company performs securities execution on behalf of its clients for whom it commits to settle with the applicable clearinghouse or broker-dealers. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit

made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity. Accordingly, no contingent liability is carried in the statement of financial condition for these transactions.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined pension plan sponsored by Banco Santander New York Branch, covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes.

The amount recognized in the statement of financial condition is $4,466,370 representing the Company's share of pension liability and is included in bonus accrual and other payables to employees. The Company also participates with other affiliates in an employee deferred compensation plan covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

13. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve executions of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company may be exposed to a risk of loss not reflected in the statement of financial condition for securities sold, but not yet purchased, should the value of such securities rise.

The Company records customer securities transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

For transactions in which the Company extends credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities positions when necessary.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. In connection with securities sold under agreements to repurchase, the Company monitors the market value of assets delivered and, when necessary, requires prompt transfer of additional collateral or reduction in the loan balance in order to maintain contractual margin protection.

In the normal course of business, the Company enters into foreign currency forward transactions to hedge securities settlements in various local markets. At December 31, 2008, the Company had no commitments to buy or sell foreign currency forwards.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist largely of short-term receivables, including securities borrowed, customer receivables, and certain other receivables. Similarly, the Company's liabilities, such as customer payables and certain other payables, are recorded at amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly their fair values are not materially affected by changes in interest rates.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

Santander Investment Securities Inc.
45 East 53rd Street
New York, NY 10022

In planning and performing our audit of the financial statements of Santander Investment Securities Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d) (2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of

this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP